UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INDEPENDENT BANK GROUP, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45384B 106

(CUSIP Number)

David R. Brooks

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069

(972) 562-9004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45384B 106	Page 2 of 8

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David R. Brooks
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,003,652
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 923,652
	10	SHARED DISPOSITIVE POWER 80,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,003,652
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%(1)
14	TYPE OF REPORTING PERSON IN

(1)	The percentage is based upon 18,475,978 shares of Issuer’s common stock outstanding as of July 26, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on July 27, 2016.

SCHEDULE 13D

Filed Pursuant to Rule 13d-1(a)

This Amendment No.1 to Schedule 13D (this “Amendment No.1”) amends and supplements the Schedule 13D filed by Mr. David R. Brooks with the Securities and Exchange Commission on April 15, 2013, with respect to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Independent Bank Group, Inc., a Texas corporation (the “Issuer”). This Amendment No.1 is being filed by Mr. David R. Brooks (the “Reporting Person”) in connection with the sale of 100,000 shares of the Issuer’s Common Stock by Mr. Brooks pursuant to the Underwriting Agreement dated August 1, 2016, among the Issuer, Mr. Brooks and certain other selling shareholders, and Sandler O’Neil + Partners, L.P., as the underwriter (the “Underwriting Agreement”).

ITEM 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following:

Pursuant to the Underwriting Agreement, on August 1, 2016, the Reporting Person sold 100,000 shares of the Issuer’s Common Stock to the Underwriter at a price of $40.40 per share in a registered offering. The Reporting Person agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, which is filed as Exhibit 10 hereto and is incorporated herein by reference.

Except as described in this Item 4 and Item 6 of this Amendment No.1 which are incorporated herein by reference, the Reporting Person has no current plans or proposals that would relate to result in any of the actions required to be reported herein.

ITEM 5.	Interests in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)	Aggregate Number and Percentage of Securities. The Reporting Person is the beneficial owner of 1,003,652 shares of Common Stock of the Issuer, representing approximately 5.4% of the class. The shares of Common Stock beneficially owned by the Reporting Person consist of 900,382 shares of Common Stock owned directly by the Reporting Person, 80,000 shares of Common Stock owned directly by trusts established for the benefit of the Reporting Person’s children, of which the Reporting Person and his wife are trustees, and 23,270 shares of Common Stock represented by warrants that are currently exercisable by the Reporting Person.

(b)	Power to Vote and Dispose. The Reporting Person has sole voting and dispositive power over the shares identified in response to Item 5(a) above, except that the Reporting Person has shared dispositive power with his wife over 80,000 shares of Common Stock owned directly by trusts of which the Reporting Person and his wife are trustees.

(c)	Transactions Within the Past 60 Days. Except as discussed herein, the Reporting Person has not effected any other transactions in the Issuer’s securities, including its shares of Common Stock, within sixty (60) days preceding the date hereof.

(d)	Certain Rights of Other Persons. Not applicable.

(e)	Date Ceased to be a 5% Owner. Not applicable.

ITEM 6.	Contracts, Arrangements, or Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Amendment No.1 is hereby amended and supplement by adding the following:

The information set forth in Item 4 above is hereby incorporated by reference in response to Item 6.

ITEM 7.	Material to be Filed as Exhibits.

No.	Document

10.	Underwriting Agreement, dated as of August 1, 2016, by and among the Issuer, David R. Brooks, Daniel W. Brooks, Brian E. Hobart, Jan C. Webb and Sandler O’Neil + Partners, L.P. (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2016)

SIGNATURE

After reasonable inquiry, and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.

Date: August 2, 2016

REPORTING PERSON:

/s/ David R. Brooks
David R. Brooks

Attention: Intentional misstatements or

omissions of fact constitute Federal

criminal violations (See 18 U.S.C. § 1001).

INDEX OF EXHIBITS

No.	Document

10.	Underwriting Agreement, dated as of August 1, 2016, by and among the Issuer, David R. Brooks, Daniel W. Brooks, Brian E. Hobart, Jan C. Webb and Sandler O’Neil + Partners, L.P. (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on August 2, 2016).

6